World Funds Trust 485BPOS

Exhibit 99.(p)(6)

CODE OF ETHICS

Introduction

This is the Code of Ethics (the “Code”) of Real Estate Management Services Group, LLC ( "REMS"). REMS’s policies on Insider Trading and Personal Securities Transactions are included in the Code.

General Principles

REMS is a fiduciary for its investment advisory clients. Because of this fiduciary relationship, it is generally improper for REMS or its employees to:

•	use for their own benefit (or the benefit of anyone other than the client) information about REMS’s trading or recommendations for client accounts; or

•	take advantage of investment opportunities that would otherwise be available for REMS’s clients.

As a matter of business policy, REMS strives to avoid even the appearance that REMS, its employees or others receive any improper benefit from information about client trading, client accounts or from our relationships with our clients and with the brokerage community.

All employees will be expected to read, understand, and abide by these Policies and to follow all related procedures to uphold the standards of set forth by REMS.

REMS treats violations of this Code (including violations of the spirit of the Code) very seriously. If you violate either the letter or the spirit of this Code, REMS may take disciplinary measures against you, including, without limitation, reducing compensation, demotion, requiring unwinding of the trade, requiring disgorgement of trading gains, suspending or terminating employment, written memo, suspension of trading activity or any combination of the foregoing.

REMS views protecting its clients’ private information as a top priority and, pursuant to the requirements of the Gramm-Leach-Bliley Act (the “GLBA”), REMS has instituted policies and procedures to ensure that client information is kept private and secure. The Privacy section and the related procedures contained herein, are designed to comply with applicable privacy laws, including the GLBA, and to protect nonpublic personal information of REMS’ clients.

Improper trading activity can constitute a violation of this Code. Nevertheless, you can also violate this Code by failing to file required reports, or by making inaccurate or misleading reports or statements concerning trading activity or securities accounts.

These terms have special meanings in this Code of Ethics

Supervised Person

This term includes employees, directors, officers, and partners of REMS, as well as any other person occupying a similar status or performing similar functions. REMS may also include in this category temporary workers, consultants, independent contractors and anyone else designated by the CCO. For purposes of the Code, such ‘outside individuals’ will generally only be included in the definition of a supervised person if their duties include access to certain types of information, which would put them in a position of sufficient knowledge to necessitate their inclusion under the Code. The CCO shall make the final determination as to which of these are considered Supervised Persons. The term “Employee” as used herein shall include Supervised Persons.

Revised: October 31, 2020	1

Access Person

An employee or other person (i) who has access to nonpublic information regarding any client’s purchase or sale of securities, is involved in making securities recommendations to clients, or has access to such recommendations that are nonpublic, (ii) includes each member of the family/household (as defined below) of such person that is directly employed by REMS, and (iii) each person to whom such person contributes support. For purposes of this Code, all Supervised Persons and employees are collectively referred to as ‘Access Person’.

Advisory Client

Any person to whom or entity to which REMS serves as an investment adviser, renders investment advice to or makes any investment decisions for a fee is considered to be a client.

Beneficial Ownership

Means any opportunity, directly or indirectly, to profit or share in the profit from any transaction in securities. Beneficial Ownership is a very broad concept.

Chief Compliance Officer

The person appointed by REMS as specified in Exhibit A. For purposes of reviewing the CCO’s own transactions and reports under this Code, the functions of the CCO are performed by an executive officer of REMS, or alternate staff member, and shall be clearly denoted in REMS’s compliance files.

Securities

Anything that is considered a "security" under the Investment Company Act of 1940, except:

•	Direct obligations of the U.S. Government.

•	Money market instructions - Bankers' acceptances, bank certificates of deposit, commercial paper and high quality short- term debt obligations, including repurchase agreements.

•	Shares of money markets funds

•	Shares of open-end investment companies that are registered under the Investment Company Act (mutual funds).

•	Unit investment trust if the unit investment trust is invested exclusively in unaffiliated mutual funds.

This is a very broad definition of security. If you have any question or doubt about whether an investment is a considered a security or a Covered Security under this Code, ask the CCO.

Members of your Family/Household include

•	Your spouse or domestic partner (unless they do not live in the same household as you and you do not contribute in any way to their support).

•	Your children under the age of 18.

•	Your children who are 18 or older (unless they do not live in the same household as you and you do not contribute in any way to their support).

•	Any of the people who live in your household: your stepchildren, grandchildren, parents, stepparents, grandparents, brothers, sisters, parents-in-law, sons-in-law, daughters-in-law, brothers-in-law, and sisters-in-law, including adoptive relationships.

•	Any of the above to whom you provide investment advice whether they live in the same household or not.

Revised: October 31, 2020	2

There are several reasons why this Code covers transactions in which members of Family/Household have Beneficial Ownership. First, the SEC regards any benefit to a person that is supported financially as indirectly benefiting you, because it could reduce the amount that you might otherwise contribute to that person's support. Second, members of a household could, in some circumstances, learn of information regarding REMS’s trading or recommendations for client accounts, and they must not be allowed to benefit from that information.

Guidelines for Professional Standards

•	All employees must at all times reflect the professional standards expected of those engaged in the investment advisory business, and shall act within the spirit and the letter of the federal, state and local laws and regulations pertaining to investment advisers and the general conduct of business. These standards require all personnel to be judicious, accurate, objective, and reasonable in dealing with both clients and other parties so that their personal integrity is unquestionable.

•	All employees are required to report any violation of the Code, by any person, to the CCO or other appropriate person of REMS immediately. Such reports will be held in confidence.

•	Employees must place the interests of advisory clients first. All employees must scrupulously avoid serving their own personal interests ahead of the interests of REMS's advisory clients. In addition, Employees must work diligently to ensure that no client is preferred over any other client.

•	All employees are naturally prohibited from engaging in any practice that defrauds or misleads any client or the Mutual Funds, or engaging in any manipulative or deceitful practice with respect to clients or securities or the Mutual Funds, employing any device, scheme or artifice to defraud the Mutual Fund or making any untrue statement of a material fact to the Mutual Funds or omitting to state a material fact necessary in order to make the statements made to the Mutual Funds, in light of the circumstances under which they are made, not misleading.

•	No employee may serve on the board of directors of any publicly traded company without prior written permission by the CCO, or designee.

•	Employees must conduct all personal securities transactions in full compliance with this Code. Doubtful situations always should be resolved in favor of advisory clients and in cooperation with the CCO. Technical compliance with the Code's provisions shall not automatically insulate from scrutiny any securities transactions or actions that could indicate a violation of REMS's fiduciary duties.

•	Personal transactions in securities by employees must be accomplished to avoid even the appearance of a conflict of interest on the part of such personnel with the interests of REMS’s clients. Likewise, employees must avoid actions or activities that allow (or appear to allow) a person to profit or benefit from his or her position with REMS at the expense of clients, or that otherwise bring into question the person’s independence or judgment.

•	REMS has adopted Insider Trading Policies, which set parameters for the establishment, maintenance, and enforcement of policies and procedures to detect and prevent the misuse of material non-public information.

•	Employees are prohibited from accepting compensation for investment related services from outside sources without the specific prior written permission of the CCO or other appropriate personnel.

•	When any employee faces a conflict or potential conflict between their personal interest and the interests of clients, they are required to immediately report the conflict to the CCO for instruction regarding how to proceed.

•	The recommendations and actions of REMS are confidential and private matters. Accordingly, we have adopted a Privacy Policy to prohibit the transmission, distribution, or communication of any information regarding securities transactions in client accounts or other non-public information, except to broker/dealers or other bona fide service providers in the ordinary course of business. In addition, no information obtained during the course of employment regarding particular securities (including internal reports and recommendations) may be transmitted, distributed, or communicated to anyone who is not affiliated with REMS, without the prior written approval of REMS management or the CCO.

Revised: October 31, 2020	3

•	No employee may solicit or accept gifts or gratuities from clients, brokers, vendors or other persons in connection with the employee's activities at or on behalf of the Firm. Notwithstanding the foregoing general prohibition, an employee may accept gifts of a nominal value (i.e., gifts whose reasonable value is no more than $250 in the form of promotional items such as pens, mugs, T-shirts, or similar items) and an employee may accept customary business meals, entertainment (e.g., sporting events, concerts), and similar items in an amount of $500* without prior written approval from the CCO. If an employee receives any gift that might be prohibited under this Code, the Employee must return the gift and inform the CCO.

•	No employee may give on their own behalf or on behalf of REMS any gift which has a nominal value in excess of $250 (i.e., gifts whose reasonable value is no more than $250 in the form of promotional items such as pens, mugs, T-shirts, or similar items) or customary business meals, entertainment (e.g., sporting events, concerts), and similar items in an amount of $500* without prior written approval from the CCO or where prior approval is impractical prompt notification to the CCO after the event.

*The value of meals and entertainment over $500 will be evaluated as to reasonability based upon location, number of attendees and other relevant factors.

Personal Trading Policies

General Information

The following policies and procedures apply to all brokerage accounts or other account that can hold a Reportable Security owned or controlled by an employee, those accounts owned or controlled by members of the employee’s immediate family, including any relative by blood or marriage living in the same household, and any account in which the employee has any beneficial interest, such as a trust account and certain investment pools in which you might participate. These accounts are collectively referred to as “Covered Accounts.” Any account in question should be addressed with the CCO immediately to determine if it is a Covered Account. Accounts managed by a third-party under an investment management contract are typically not considered Covered Accounts and should be discussed with the CCO to determine whether the account is a Covered Account.

Reporting Requirements

The reports described below must be filed, even if you have no holdings, transactions, or accounts to list in the reports. Reports are submitted through the Firm’s compliance system, BasisCode.

1.             Initial Holdings Reports

No later than 10 calendar days after you become an employee (or within 10 days of the adoption of this Code if you were already an employee at the time of its adoption), you must file an Initial Holdings Report with the CCO.

The Initial Holdings Report requires you to list all Covered Accounts and Covered Securities owned or controlled by you, or members of your Family/Household of which you may reasonably be assumed to have or should have knowledge of. It also requires you to list all brokers, dealers and banks where you maintained an account in which any security (not just Covered Securities) may be deemed to be in any way real estate related and is held for the direct or indirect benefit of you or a member of your Family/Household on the date you became an employee (or on the date this Code was adopted, if you were already an employee on such date).

Revised: October 31, 2020	4

The Initial Holdings Report also requires confirmation that you have read and understand this Code and that you understand that it applies to each Employee and members of their Family/Household.

Each Employee is responsible for notifying the CCO of any new accounts opened by the Employee or by a member of their Family/Household which would meet the reporting requirements using the quarterly certification submitted via BasisCode.

2.             Quarterly Certification

Each Employee must complete a Quarterly Certification in BasisCode within 30 days after the end of the calendar quarter. This certification requires employees to submit monthly or quarterly statements for all Reportable Accounts and to attest to the employee’s adherence to the Compliance Manual and the Code of Ethics. This certification also serves to verify an employee’s Reportable Accounts and Reportable Holdings.

Review and Recordkeeping

1.	The CCO shall perform a sample review of and compare reported transactions with:

a.	preclearance requests; and

b.	the transactions of clients of REMS.

2.	If the CCO suspects that an Employee has violated these Procedures, the alleged violation shall be investigated, and, as a part of that investigation, the Employee shall have an opportunity to explain why the violation occurred or did not occur.

3.	If the CCO concludes that an Employee has violated these Procedures, a report of such violation shall be submitted, including scope and results of the investigation of such violation, and a recommendation on what steps should be taken to address such violation, including recommending sanctions if warranted, to the chief executive officer of the Investment Adviser.

4.	After reviewing the report of the CCO and any other relevant information, the Managing Director and/or other officers designated to review violations of these Procedures, shall as he or she deems appropriate, impose a sanction, which may include a letter of censure, forfeiture of profits, suspension, and/or termination of employment

5.	All material violations of this Code and any sanctions imposed with respect thereto shall be reported periodically to the board of directors of the Funds.

REMS reserves the right to require the employee to reverse, cancel or freeze, at the employee’s expense, any transaction or position in a specific security if REMS believes the transaction or position violates its policies or appears improper. REMS will keep all such information confidential except as required to enforce this policy or to participate in any investigation concerning violations of applicable law.

Exceptions from Reporting

Permitted Exceptions

Purchases and sales of the following Securities are exempt from the restrictions:

1.	Certain Debt Instruments. Any transaction in the following:

a.	bankers’ acceptances,

b.	bank certificates of deposit,

c.	commercial paper,

d.	repurchase agreements,

Revised: October 31, 2020	5

e.	securities that are direct obligations of U.S. Government, and

2.	No Knowledge or Control. Securities Transactions where the employee has no knowledge of the transaction before it is completed, or where the transaction is effected in an account over which such person has no direct or indirect influence or control (for example, Securities Transactions effected for an employee by a trustee of a blind trust, or discretionary trades involving an investment partnership or investment club, in connection with which the employee is neither consulted nor advised of the trade before it is executed);

3.	Certain Corporate Actions. Any acquisition of Securities through stock dividends, dividend reinvestments stock splits, reverse stock splits, mergers, consolidations, spin-offs, or other similar corporate reorganizations or distributions generally applicable to all holders of the same class of Securities;

4.	Mutual Funds. Any purchase or sales of a Security issued by any non-affiliated registered open-end investment companies (preclearance is required for REMS Mutual Funds);

5.	The exercise of rights that were received pro rata with other security holders, to the extent such rights were acquired from such issuer, and sales of such rights so acquired;

6.	Other non-volitional events such as assignment of options or exercise of an option at expiration; and

7.	Commodities and Currency transactions.

Prohibited and Restricted Transactions

1.	Employees are restricted from purchasing real estate related securities without pre-clearance from the firm’s Managing Director.

2.	Neither the employee nor any family or household member may acquire any Beneficial Ownership in an Initial Public Offering (“IPO”) without first seeking written approval from the Managing Director.

3.	Purchases and sales of restricted securities issued by public companies are generally prohibited, unless the Managing Director determines that the contemplated transaction will raise no actual, potential, or apparent conflict of interest.

4.	Any employee wishing to purchase or sell a security obtained through a private placement, including purchase of any interest in a hedge fund, must first seek approval by the Managing Director. In addition, if an Employee who owns a security in a private company knows that REMS is about to engage in an IPO, she/he must disclose this information to the Managing Director.

Case-by-Case Exemptions

Because no written policy can provide for every possible contingency, the CCO may consider granting additional exemptions from the Prohibitions on Trading on a case-by-case basis. Any request for such consideration must be submitted by the Employee in writing to the CCO. Exceptions will only be granted in those cases in which the CCO determines that granting the request will create no actual, potential, or apparent conflict of interest.

Pre-clearance

With respect to real estate related securities and transactions of REMS advised fund shares, the employee and members of their family or household are prohibited from engaging in any transaction for any account in which the employee or a family or household member has any Beneficial Ownership, unless you obtain, in advance of the transaction, pre-clearance for that transaction. Pre-clearance is obtained by email to the Managing Director. Reasons supporting the acquisition of any limited offering or IPO must be stated in the email.

Revised: October 31, 2020	6

If pre-clearance is obtained, the approval is valid for the calendar day on which it is granted and the following business day. In no event will pre-clearance be granted for any Security if REMS has a buy or sell order pending for that same security or a closely related security (such as an option relating to that security, or a related convertible or exchangeable security).

The pre-clearance requirements do not apply to the following categories of transactions:

•	Securities not directly related to the real estate industry and outside of REMS’ mandate to its client base.

•	Transactions in Securities issued or guaranteed by any national government, that is a member of the Organization for Economic Cooperation and Development, or any agency, or authority thereof.

•	Transactions that occur by operation of law or under any other circumstance in which neither the Employee nor any family or household member exercises any discretion to buy or sell or makes recommendations to a person who exercises such discretion.

•	Purchases of Securities pursuant to an automatic dividend reinvestment plan.

•	Purchases pursuant to the exercise of rights issued pro rata to all holders of the class of Securities held by the Employee (or Family/Household member) and received from the issuer.

Blackout Period

The blackout period described below applies to employees of REMS who are most likely to have access to information about which securities will be purchased or sold on behalf of client accounts. It is designed to prevent front running and various other activities that create conflicts with the interests of clients.

No employee (including any member of the Family/Household of such employee) may purchase or sell any Covered Security which may be deemed to be related to real estate within the two calendar days immediately before or after a calendar day on which any client account managed by REMS purchases or sells that Covered Security (or any closely related security, such as an option or a related convertible or exchangeable security), unless the employee had no actual knowledge that the Covered Security (or any closely related security) was being considered for purchase or sale or was in fact purchased or sold for any client account. Note that the total blackout period is 5 days (the day of the client trade, plus two days before and two days after).

REMS recognizes that certain situations may occur entirely in good faith and will not take disciplinary measures in such instances if it appears that the employee acted in good faith and in the best interests of REMS’s clients. The above notes are not intended to specify instances of compliance and non-compliance with the Blackout Period restrictions, but rather are provided for clarification purposes to help ensure that any apparent or real conflicts that may arise between compliance with the Blackout Period and the pursuit of clients’ interests are always resolved in favor of the clients’ interests.

The blackout requirements do not apply to the following categories of transactions:

•	Transactions that occur by operation of law or under any other circumstance in which neither the employee nor any member of his or her Family/Household exercises any discretion to buy or sell or makes recommendations to a person who exercises such discretion.

•	Purchases of Securities pursuant to an automatic dividend reinvestment plan.

•	Purchases pursuant to the exercise of rights issued pro rata to all holders of the class of Securities held by the employee (or Family/Household member) and received by the Employee (or Family/Household member) from the issuer.

Revised: October 31, 2020	7

Insider Trading

The purpose of these policies and procedures (the “Insider Trading Policies”) is to educate employees regarding insider trading, and to detect and prevent insider trading by any person associated with REMS. The term “insider trading” is not defined in the securities laws, but generally, it refers to the use of material, non-public information to trade in securities or the communication of material, non- public information to others.

Prohibited Activities

All employees of REMS, including contract, temporary, or part-time personnel, or any other person associated with REMS are prohibited from the following activities:

a)	trading or recommending trading in securities for any account (personal or client) while in possession of material, non-public information about the issuer of the securities; or

b)	communicating material, non-public information about the issuer of any securities to any other person.

The activities described above are not only violations of these Insider Trading Policies, but also may be violations of applicable law.

Reporting of Material, Non-Public Information

Any employee who possesses or believes that she/he may possess material, non-public information about any issuer of securities must report the matter immediately to the CCO. The CCO will review the matter and provide further instructions regarding appropriate handling of the information to the reporting individual.

Definitions

Material Information

“Material information” generally includes:

•	any information that a reasonable investor would likely consider important in making his or her investment decision; or

•	any information that is reasonably certain to have a substantial effect on the price of a company’s securities.

Examples of material information include the following: dividend changes, earnings estimates, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidation problems, and extraordinary management developments.

Non-Public Information

Information is “non-public” until it has been effectively communicated to the market and the market has had time to “absorb” the information. For example, information found in a report filed with the Securities and Exchange Commission, or appearing in Dow Jones, Reuters Economic Services, The Wall Street Journal, or other publications of general circulation would be considered public.

Insider Trading

While the law concerning “insider trading” is not static, it generally prohibits: (1) trading by an insider while in possession of material, non-public information; (2) trading by non-insiders while in possession of material, non-public information, where the information was either disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was misappropriated; and (3) communicating material, non-public information to others.

Revised: October 31, 2020	8

Insiders

The concept of “insider” is broad, and includes all employees of a company. In addition, any person may be a temporary insider if she/he enters into a special, confidential relationship with a company in the conduct of a company’s affairs and as a result has access to information solely for use in REMS’s business purposes. Any person associated with the Adviser may become a temporary insider for a company it advises or for which it performs other services. Temporary insiders may also include the following: a company’s attorneys, accountants, consultants, bank lending officers and the employees of such organizations.

Penalties for Insider Trading

The legal consequences for trading on or communicating material, non-public information are severe, both for individuals involved in such unlawful conduct and their employers. An employee may be subject to some or all of the penalties below even if he/she does not personally benefit from the violation. Penalties may include:

•	civil injunctions

•	jail sentences

•	revocation of applicable securities-related registrations and licenses

•	fines for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually benefited; and

•	fines for the Employee or other controlling person of up to the greater of $1,000,000 or three times the amount of the profit gained or loss avoided.

In addition, REMS’s management will impose serious sanctions on any person who violates the Insider Trading Policies. These sanctions may include suspension or dismissal of the person or persons involved.

Sanctions

All disciplinary responses to violations of the Code shall be recommended by the CCO to the Managing Director of REMS for approval and administration. Determinations regarding appropriate disciplinary responses will be administered on a case-by-case basis.

Certification

Upon REMS’ adoption of this Code and annually thereafter, all employees are required to certify in writing his or her understanding and continuing acceptance of, as well as agreement to abide by, the guidelines and polices set forth herein. Additionally, any change or modification to the Code will be distributed to all Employees and they will be required to certify in writing their receipt, understanding, and acceptance of the change(s).

Political and Charitable Contributions

Employees making political contributions of more than $150, in cash or services under the below circumstances must report each such contribution to the CCO at compliance@remsgroup.com, who will compile and report thereon as required under relevant regulations. In accordance with Rule 206(4)-5 under the Investment Advisers Act of 1940:

•	Where REMS and/or its employees have made a political contribution of more than $150 to an elected official of a state or local government entity who is in a position to influence the selection of REMS for government contracts, REMS and its employees will be prohibited from providing advisory services, for compensation (either directly or through a pooled investment vehicle) to that government entity for two years.

•	REMS and/or its employees are prohibited from soliciting or coordinating campaign contributions from others — a practice referred to as "bundling" — for an elected official who is in a position to influence the selection of REMS. REMS and/or its employees are also prohibited from the solicitation and coordination of payments to political parties in the state or locality where REMS is seeking business.

Revised: October 31, 2020	9

•	REMS and/or its employees are prohibited from paying a third-party, such as a solicitor or placement agent, to solicit a government client on behalf of REMS, unless that third-party is an SEC-registered investment adviser or broker-dealer subject to the restrictions under Rule 206(4)-5 under the Investment Advisers Act of 1940.

Confidentiality

As an essential part of employment, REMS’ employees will have access to Trade Secrets, Client Nonpublic Personal Information and Company Confidential Information which are the sole and exclusive property of REMS.

Trade Secrets

Those special and unique items which are not commonly known by or available to the public and which information REMS and REMS’ Clients derive substantial economic value. The Company considers its proprietary Value, Yield-Advantage analysis of public real estate companies, including but not limited to its Risk Control Monitor, stock selection screens, company financial models and related portfolio structuring and trading practices as fundamentally distinct from other investment groups and examples of REMS’ Trade Secrets.

Client Nonpublic Personal Information

Information with respect to current and former individual Clients and prospective Clients required to be maintained in confidence and protected by REMS including any personally identifiable financial information provided to REMS in subscription/new client documents or otherwise by the Client or its representatives that is not publicly available, any list that is derived using any personally identifiable financial information that is not publicly available, account balances and investment information, and the identity of the Client as a REMS client or a fund investor; and in particular encompasses social security numbers, personal cell phone numbers, home email addresses, net worth and investments, and credit information.

REMS views protecting its clients’ private information as a top priority and, pursuant to the requirements of the Gramm-Leach-Bliley Act (the “GLBA”), REMS has instituted the herein described policies and procedures to ensure that client information is kept private and secure.

Company Confidential Information

Information (in any form or media whatsoever) regarding REMS' Clients, prospective Clients, terms of contracts with Clients, planning and financial information of REMS or its Clients, marketing strategies, REMS' finances and strategic planning, employee compensation or other employment practices, logos, trade names, service marks, internal forms and procedures, or other business information relating to REMS which REMS determines to have value to its business.

Employees may use the Trade Secrets, Client Nonpublic Personal Information and Company Confidential Information solely for the benefit of REMS and its Clients in the course of employee’s duties with REMS. Any disclosures by an employee to a third-party outside of the employees duties and responsibilities must be by expressly authorized by either REMS' President or Managing Director. Employees will not, directly or indirectly, while employee is in REMS' employ or at any time thereafter, disclose to any person, or improperly use or exploit, any Trade Secret, Client Nonpublic Personal Information or Confidential Information which was disclosed to employee or came within Employee's knowledge while at REMS. This encompasses any such disclosure for employee's own personal benefit, or the benefit of any entity to which employee is then employed or engaged or may become employed or engaged, or other third-party where the disclosure is not authorized by REMS.

Revised: October 31, 2020	10

Upon separation from the Company for any reason, employees shall promptly deliver to REMS all property belonging to the company, including, without limitation, all Company Confidential Information and Trade Secrets in the employee’s possession, custody or control. REMS may use all legal avenues available to enforce this section.

Privacy Policy

This Privacy Policy applies to all nonpublic personally identifiable information of our former, current and prospective clients.

Overview of the Guidelines for Protecting Client Information

In Regulation S-P, the Securities and Exchange Commission (the “SEC”) published guidelines, pursuant to section 501(b) of the GLBA, that address the steps a financial institution should take in order to protect client information. The overall security standards that must be upheld are:

1.	Ensure the security and confidentiality of client records and information;

2.	Protect against any anticipated threats or hazards to the security or integrity of client records and information; and

3.	Protect against unauthorized access to or use of client records or information that could result in substantial harm or inconvenience to any client.

Employee Responsibility

1.	Each Employee has a duty to protect the nonpublic personal information of clients collected by REMS.

2.	No Employee is authorized to disclose or use the nonpublic information of clients on behalf of REMS.

3.	Each Employee has a duty to ensure that nonpublic personal information of REMS’ clients is shared only with Employees and others in a way that is consistent with REMS’ Privacy Notice and the procedures contained in this Policy.

4.	Every employee has a duty to ensure that access to nonpublic personal information of REMS’ clients is limited as provided in the Privacy Notice and this Policy.

5.	No Employee is authorized to sell, on behalf of REMS or otherwise, nonpublic information of REMS’ clients.

6.	Employees with questions concerning the collection and sharing of, or access to, nonpublic personal information of REMS’ clients must look to REMS’ CCO for guidance.

7.	Violations of these policies and procedures will be addressed in a manner consistent with other Company disciplinary guidelines.

Information Practices

REMS collects nonpublic personal information about clients from various sources. These sources and examples of types of information collected include:

1.	Product and service applications or other forms, such as client surveys, agreements, etc – information typically gathered: name, address, age, social security number or taxpayer ID number, assets and income;

2.	Transactions - account balance, types of transactions and investments;

3.	Other third-party sources.

Revised: October 31, 2020	11

Disclosure of Information to Non-affiliated Third Parties

REMS has a “do not share” policy. We do not disclose nonpublic personal information to nonaffiliated third parties, except under one of the GLBA privacy exceptions, as described below. Since REMS currently operates under a “do not share” policy, it does not need to provide the right for its clients to opt out of information sharing with nonaffiliated third parties, as long as such entities are exempted as described below. If our information sharing practices change in the future, we will implement opt out policies and procedures, and we will make appropriate disclosures to our clients.

Types of Permitted Disclosures – The Exceptions.

Regulation S-P contains several exceptions that permit REMS Group, LLC to disclose client information (the “Exceptions”). For example, REMS Group, LLC is permitted under certain circumstances to provide information to non-affiliated third parties to perform services on REMS’ behalf. In addition, there are several “ordinary course” exceptions which allow REMS Group, LLC to disclose information that is necessary to effect, administer, or enforce a transaction that a client has requested or authorized. A more detailed description of these Exceptions is set forth below.

1.	Service Providers

REMS may from time to time have relationships with non-affiliated third parties that require it to share client information in order for the third-party to carry out services for REMS. These nonaffiliated third parties would typically represent situations where REMS Group, LLC or its employees offer products or services jointly with another financial institution, thereby requiring REMS to disclose client information to that third-party.

Every nonaffiliated third-party that falls under this exception is required to enter into an agreement that will include the confidentiality provisions required by Regulation S-P, which ensure that each such nonaffiliated third-party uses and re-discloses client nonpublic personal information only for the purpose(s) for which it was originally disclosed.

2.	Processing and Servicing Transactions

REMS may also share information when it is necessary to effect, administer, or enforce a transaction for our clients or pursuant to written client requests. In this context, “Necessary to effect, administer, or enforce a transaction” means that the disclosure is required, or is a usual, appropriate, or acceptable method:

a.	To carry out the transaction or the product or service business of which the transaction is a part, and record, service, or maintain the consumer's account in the ordinary course of providing the financial service or financial product;

b.	To administer or service benefits or claims relating to the transaction, product or service of which it is a part;

c.	To provide a confirmation, statement, or other record of the transaction, or information on the status or value of the financial service or financial product to the consumer or the consumer's agent or broker; or

d.	To accrue or recognize incentives or bonuses associated with the transaction that are provided by REMS or any other party.

3.	Sharing as Permitted or Required by Law

REMS may disclose information to nonaffiliated third parties as required or allowed by law. This may include, for example, disclosures in connection with a subpoena or similar legal process, a fraud investigation, recording of deeds of trust and mortgages in public records, an audit, or examination.

REMS has taken the appropriate steps to ensure that it is sharing client data only within the Exceptions noted above. REMS has achieved this by understanding how REMS shares data with its clients, their agents, service providers, parties related to transactions in the ordinary course or joint marketers.

Revised: October 31, 2020	12

Mutual Funds’ records are subject to the same standards on security and safeguarding.

Privacy Notice

REMS Group, LLC has developed a Privacy Notice, as required under Regulation S-P, to be delivered to clients initially and on an annual basis. The notice discloses REMS’ information collection and sharing practices and other required information and has been formatted and drafted to be clear and conspicuous. The notice will be revised as necessary any time information practices change. A copy of REMS Group, LLC’s Privacy Notice is included as Appendix B.

Privacy Notice Delivery

•	Initial Privacy Notice - As regulations require, all new clients receive an initial Privacy Notice at the time when the client relationship is established, for example on execution of the agreement for services.

•	Annual Privacy Notice - REMS Group, LLC will deliver its annual Privacy Notice in conjunction with the annual offer of its Form ADV Part 2.

Revised Privacy Notice

Regulation S-P requires that REMS amend its Privacy Policy and distribute a revised disclosure to clients if there is a change in REMS’ collection, sharing, or security practices.

Service on a Board of Directors

Employees shall not serve on the board of directors of publicly traded companies without the prior authorization of the CCO. Any such approval may only be made if it is determined that such board service will be consistent with the interests of the clients and of REMS, and that such person serving as a director will be isolated from those making investment decisions with respect to such company by appropriate procedures. A director of a private company may be required to resign, either immediately or at the end of the current term, if REMS goes public during his or her term as director.

Reporting Violations

Employees must report known or suspected violations of REMS’s Code of Ethics promptly to the CCO. If the CCO is involved in the violation or is unreachable, employees may report directly to REMS' Management. All reports of violations will be treated confidentially to the extent permitted by law and investigated promptly and appropriately. Persons may report violations of the Code of Ethics on an anonymous basis. Examples of violations that must be reported are (but are not limited to):

•	noncompliance with applicable laws, rules, and regulations;

•	fraud or illegal acts involving any aspect of REMS’ business;

•	material misstatements in regulatory filings, internal books and records, clients records or reports;

•	activity that is harmful to clients, including fund shareholders; and deviations from required controls and procedures that safeguard clients and REMS.

No retribution will be taken against a person for reporting, in good faith, a violation or suspected violation of this Code of Ethics or a violation of any of REMS’ policies or procedures.

Retaliation against an individual who reports a violation is prohibited and constitutes a further violation of the Code.

Revised: October 31, 2020	13

Annual Reporting Package

The CCO will send out annually, to all employees compliance documents to include:

1.	Annual Personal Securities Holdings Form,

2.	Annual Certification of Compliance with the Personal Securities Transactions Disclosure Requirements and Code of Ethics,

3.	Outside Business Activities Reporting Form,

4.	Acknowledgement of Receipt and Acceptance of the Compliance Manual, and

5.	Pay to Play Certification.

These documents must be returned to the CCO within 30 days of receipt.

In addition to the above code of ethics, REMS Group, LLC and its employees are subject to the Code of Ethics for the Funds and will comply with all provisions of said Code.

Revised: October 31, 2020	14